Syntrol Corp.

2120 March Road

Roseville, CA 95747

916-350-1992

January 30, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward M. Kelly

Re:	Syntrol Corp.
Request for Withdrawal of Offering Statement on Form 1-A
File No. 024-10791

Mr. Kelly:

Syntrol Corp. (the “Company”) hereby respectfully requests that the Company’s offering statement on Form 1-A (File No. 024-10791), and all exhibits filed therewith (the “Offering Statement”), be withdrawn effective immediately pursuant to Rule 259 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company’s request is based on the fact that the Company has decided not to proceed with the offering at this time. The Offering Statement was never qualified by the Securities and Exchange Commission, no securities of the Company were sold in connection with the offering, and the Offering Statement is not the subject of a proceeding under Rule 258 promulgated under the Securities Act.

Very truly yours,

SYNTROL CORP.

By:	/s/ Paul Bianchi III
Paul Bianchi III
Chief Executive Officer